LINUX GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED JANUARY 17, 2005

The following discussion of the results of operations of the Company for the nine months ending November 30, 2004, and in comparison to the prior year, should be read in conjunction with the Company’s Financial Statements and accompanying notes for the nine months ended November 30, 2004 and 2003.

Overall Performance

The Company is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek in Alaska, which is optioned to Teryl Resources Corp., and an option to earn a 100% interest in a private company, which holds an option to earn an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometers in Hebei Province, People’s Republic of China.

Results Of Operations

These financial statements are prepared in conformity with the standards of the Public Company Accounting Oversight Board (United States) and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

During the nine months ended November 30, 2004, we received no revenues from operations as compared to $nil revenues in the same period 2003.

Administrative expenses for the nine months ended November 30, 2004 totaled $463,552 as compared to $245,491 in 2003. The expenses increased from the prior year due to the increased activity of the Company. Office, rent and telephone totaled $132,910 compared to $33,988 in 2003. Professional fees totaled $27,804 compared to $9,609 in 2003. We also incurred an imputed interest charge of $27,623 compared to $15,055 in 2003. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. Filing and regulatory expenses decreased due to decreased reporting activities. Consulting and subcontract expenses increased to $176,081 in 2004 from $157,684 in 2003.

In 2003 we recorded an option payment of $80,000 which represented the 200,000 shares we received pursuant to the joint venture agreement with Teryl Resources Corp. We paid $117,318 for mining acquisitions and related exploration work as compared to $54,574 in 2003.

Financing Activities
During the nine months ended November 30, 2004, a private placement was completed and 1,219,500 units were issued for total proceeds of $241,424. Each unit consists of one common share and one half share-purchase warrant. Two warrants will enable the investor to purchase one additional common share at an exercise price of US$0.20 during the first year or US$0.25 during the second year.

Mining and Exploration Operations
Fish Creek

In September, we announced that drilling has commenced on the Fish Creek Gold Target. The dual targets to drill are the placer target and the intrusive target, with the objective to test the lithology and to analyze for concentrations of precious/base metals. The Company will drill 25 vertical eight-inch diameter holes on two lines to explore the potential Fish Creek placer gold paystreak, and to test the two anomalies located last year by a magnetic survey.

Drilling was completed on October 16th. A total of 22 R/C holes were completed of which 20 were short holes to test the placer and lode targets and 2 holes were drilled to test a potential intrusive target. Assay results are pending.

In December we announced initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska. A total of twenty (20) placer holes – shallow, larger-diameter RC holes -- were completed and two (2) deeper RC holes were drilled to test an intrusive target.

Auger drilling on July 13, 2004 resulted in one intersection penetrating the intrusive target, which was anomalous in silver, lead, arsenic and bismuth. Hole #04A010, also drilled earlier, was anomalous in zinc, arsenic, iron, sulphur and tungsten, indicating a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reports, based on these two widely spaced drill fences, a placer resource of over 16,000 ounces of gold is indicated for the Fish Creek paystreak. This indicates an in-situ value of U.S.$7.2 million calculated at $450 per ounce. Several lode targets were also discovered during the placer program.

For 2005, to elevate the upper part of the paystreak to reserve status. The partners plan to drill four lines of closely spaced holes on 500 and 1,000 ft line spacings. The lower part of the paystreak can be developed to measured resource status by drilling two lines spaced 2,000 ft apart of closely spaced holes.

Neither of the two hard-rock holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it is recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

TY Gold Property, Bralorne Mining District, British Columbia

We continued exploration work on the TY Gold property.

BLN Gold Property, Hebei Province, China

On January 20, 2004 the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; option to acquire the and license to operate all existing small mines in the district; the option to explore, develop and produce gold and silver in the district and options to expand to other districts. The Company can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying CAD$50,000 cash, and expending a total of CAD$500,000 in a three-phase work program.

On October 12, 2004 we announced that we had received confirmation of approval for exploration for Wang Yuan Mine, an additional permit for exploration is to be submitted on the nearby Lan Ying Mine. The objective of this year’s exploration program is to develop sufficient gold reserves to feed the 50 ton per day mill, which is located on our optioned property. An exploration program has commenced on the Wang Yuan mine to dewater the mine and commence a sampling program on the known gold zone.

In November we announced that the exploration license for the Dong Gou Gold Mine has been negotiated by Bisheng Liu, of Beijing, China, our Vice President Corporate Administrator for our China gold project. The terms and conditions are pursuant to the co-operative joint venture company agreement that has an option on mineral exploration rights in Hebei Province, People’s Republic of China, covering an area of 161 kilometres.

The Dong Gou Gold Mine consists of 5.12 square kilometres. This area has had three small mines operating in the last seven years, which were mined mainly by hand by the Chinese farmers in the area. One of the mines, the Lan Ying Mine, appears to be the best organized mine in the area. About 90,000 tons of ore has been mined out by hand in the past, at rates of 35 tons of ore per day, grading 11 grams ( of an ounce) of gold per tonne.

The term of the license is effective until a production decision is made by Linux Gold Corp.

The exploration goal for this property, together with the adjacent Wang Yuan Gold Mine, is to develop sufficient economic gold reserves for the 50 ton per day mill, which is on the property. Exploration work has commenced on the Wang Yuan Gold Mine.

IN December we announced that announce that Curt Freeman, senior geologist for Avalon Development, has been retained to evaluate and complete a report on the two gold properties in Fengning, Hebei Province, People’s Republic of China. The main objective is to identify drill targets, and to prove sufficient economic gold reserves to feed the 50 ton per day pilot mill, which is currently on the property in China.

The sampling program on the Wang Yuan Mine known gold zones has been completed and is being prepared for gold assays.

Oro Property

The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia.

Our principal business objective is to continue exploration work and expend additional funds on each of the above properties, so long as we continue to receive encouraging results.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
November 30 / 04	$nil	(137,577)	0.00	0.00
August 31, 2004	$nil	(204,420)	0.00	0.00
May 31, 2004	$nil	(238,873)	0.00	0.00
February 29, 2004	$nil	194,964	0.00	0.00
November 30, 2003	$nil	(131,474)	0.00	0.00
August 31, 2003	$nil	(139,024)	0.00	0.00
May 31, 2003	$nil	(30,700)	0.00	0.00
February 29, 2003	$nil	(9,085)	0.00	0.00

Liquidity and Capital Resources

B.           LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of capital stock. Minor amounts were derived from oil and gas revenues, and interest.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. On July 16, 1999, we received from John G. Robertson, its then President, currently the Chairman of the Board, a "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations". In substance, the Commitment states that if we are not able to obtain funds required for maintaining our ongoing operations and status as a publicly traded company, from other sources, Mr. Robertson agrees and commits to provide, and/or arrange for any such funds for us on either a loan, equity, or combination basis, on mutually agreeable terms, and which comply with any regulatory rules and regulations applicable to such transactions. Mr. Robertson further states that such maintenance funding requirements are estimated at approximately C$50,000 per year and that he is capable of arranging for such funding and/or is able to generate net earnings from revenues which will sustain our ongoing operations.

In the event that Mr. Robertson were not able to raise funds, and no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During the nine months ended November 30, 2004, we financed our operations and received $270,603 by:

(i)	receiving financial support from companies affiliated with the President of the Company in the amount of $29,178. These amounts are unsecured, non-interest bearing and due on demand;

(ii)	completing a private placement for $241,425.

During the nine months ended November 30, 2004, we spent $580,870 on operating activities for the nine months ended November 30, 2004 as compared to $300,065 for the same period last year.

Our cash position has decreased by $150,921 to a cash balance of $911 and our working capital deficit, as at November 30, 2004 is $336,903.

Subsequent to the end of the period, the Company completed a private placement and issued 2,777,777 units at a price of US$0.18 per unit for proceeds of US$500,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at a price of US$0.20 per share for a two year period. 208,333 shares were issued as a finder’s fee.

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Alaska and China, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

TY, BC, Canada	2005	-	$ -	50,000
	2006
ORO, BC, Canada	2005	-	$ -	-
	2006
BLN Gold Property, Hebei Province, China	2005- 2006	45,000	472,000	150,000

These amounts may be reduced in the future as we determine which properties are of merit and abandon those with which we do not intend to proceed.

Related Party Transactions

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2004, 2003 and 2002, and rent of $6,000 in each of fiscal years 2004, 2003 and 2002. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director’s fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2004, 2003 and 2002.

We had related party advances outstanding of $259,808 at November 30, 2004, compared to $230,630 at February 29, 2004. These were unsecured, non-interest bearing and with no fixed terms of repayment.

Also refer to “Liquidity and Capital Resources” regarding the “Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations” by John Robertson.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and mineral property costs is provided in the Company’s Consolidated Statement of Loss and Deficit and Note 3- “Mineral Properties contained in its Consolidated Financial Statements for November 30, 2004 and 2003.

Outstanding Share Data

The Company’s authorized share capital consists of 200,000,000 Common Shares without par value. Of these, 61,627,913 shares were issued and outstanding as of November 30, 2004, and as at the date hereof.

As at November 30, 2004, the following options and share purchase warrants were outstanding:

# of Warrants	Exercise Price	Expiry Date
875,000 (*)	$0.20	December 9, 2004
250,000	$0.15	January 30, 2005

*875,000 ½ warrants. 2 warrants are convertible into one common share for a total possible issuance of 437,500 common shares.

# of Stock Options	Exercise Price	Expiry Date
1,000,000	US$ 0.05	April 1, 2006
1,275,000	US$ 0.10	February 21, 2008
512,500	US$ 0.10	February 25, 2008
100,000	US$ 0.10	September 17, 2008
187,500	US$ 0.10	October 20, 2008
75,000	US$ 0.30	April 22, 2009
150,000	US$ 0.30	June 9, 2006
300,000	US$ 0.18	September 17, 2007
Total 3,600,000

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com